Exhibit 99.4

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

Defined terms included below have the same meaning as terms defined and included elsewhere in the preliminary prospectus supplement dated November 24, 2024 (the “Preliminary Prospectus Supplement”), except that, unless the context requires otherwise, the term “forward sale agreement” as used herein does not include any additional forward sale agreement that we may enter into in connection with the exercise by the underwriters of their option to purchase additional shares in the offering of shares of common stock contemplated by the Preliminary Prospectus Supplement (the “Offering”).

Introduction

Old National is providing the following unaudited pro forma condensed combined financial data to aid shareholders in their analysis of the financial aspects of the Merger and the forward sale agreement. See “Summary — Recent Developments — Proposed Acquisition of Bremer Financial Corporation” for more information on the Merger and see “Underwriting (Conflicts of Interest) — Forward Sale Agreement” for a description of the forward sale agreement. The unaudited pro forma condensed combined financial data has been prepared in accordance with Article 11 of Regulation S-X and should be read in conjunction with the accompanying notes.

The unaudited pro forma condensed combined balance sheet as of September 30, 2024 combines the unaudited consolidated balance sheet of Old National as of September 30, 2024 with the unaudited consolidated balance sheet of Bremer as of September 30, 2024, giving effect to the Merger and the forward sale agreement as if the Merger had been consummated and the forward sale agreement had been fully physically settled on September 30, 2024.

The unaudited pro forma condensed combined statement of income for the year ended December 31, 2023, combines the audited consolidated statement of income of Old National for the year ended December 31, 2023, with the audited consolidated statement of income of Bremer for the year ended December 31, 2023, giving effect to the Merger and the forward sale agreement as if the Merger had been consummated and the forward sale agreement had been fully physically settled on January 1, 2023.

The unaudited pro forma condensed combined statement of income for the nine months ended September 30, 2024, combines the unaudited consolidated statement of income of Old National for the nine months ended September 30, 2024, with the unaudited consolidated statement of income of Bremer for the nine months ended September 30, 2024, giving effect to the Merger and the forward sale agreement as if the Merger had been consummated and the forward sale agreement had been fully physically settled on January 1, 2023. Old National’s acquisition of CapStar Financial Holdings, Inc., which was completed on April 1, 2024, is not reflected in the unaudited pro forma condensed combined statement of income for the nine months ended September 30, 2024 as presented here, as such acquisition (individually, and when considered together with all other individually insignificant transactions by Old National since December 31, 2023) was not considered significant under Regulation S-X.

The unaudited pro forma condensed combined financial data was derived from, and should be read in conjunction with, the following historical financial statements and the accompanying notes, which are included or incorporated by reference into the Preliminary Prospectus Supplement and the accompanying base prospectus:

•	The historical audited consolidated financial statements of Old National as of and for the year ended December 31, 2023 (included in Old National’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023);

•	The historical unaudited consolidated financial statements of Old National as of and for the nine months ended September 30, 2024 (included in Old National’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2024);

•	The historical audited consolidated financial statements of Bremer as of and for the year ended December 31, 2023 (included in the Preliminary Prospectus Supplement); and

•	The historical unaudited consolidated financial statements of Bremer as of and for the nine months ended September 30, 2024 (included in the Preliminary Prospectus Supplement);

The unaudited pro forma condensed combined financial data should also be read together with other financial data included elsewhere or incorporated by reference into the Preliminary Prospectus Supplement.

The foregoing historical financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). The unaudited pro forma condensed combined financial data has been prepared based on the aforementioned historical financial statements and the assumptions and adjustments as described in the notes to the unaudited pro forma condensed combined financial data. The pro forma adjustments reflect transaction accounting adjustments related to the Merger and the forward sale agreement, all of which are discussed in further detail below. Amounts presented reflect the accounting for the acquisition of Bremer by Old National. The unaudited pro forma condensed combined financial data is presented for illustrative purposes only and does not purport to represent the combined company’s consolidated results of operations or consolidated financial position that would actually have occurred had the Merger been consummated and the forward sale agreement been fully physically settled on the dates assumed or to project the combined company’s consolidated results of operations or consolidated financial position for any future date or period.

The unaudited pro forma condensed combined financial data appearing below also does not consider any potential effects of changes in market conditions, certain asset dispositions (including the proposed sale of approximately $2.4 billion of commercial real estate loans at, or shortly after the completion of the Merger), cost savings, or revenue synergies, among other factors, and, accordingly, does not attempt to predict or suggest future results. In addition, as explained in more detail in the accompanying notes, the preliminary allocation of the pro forma purchase price reflected in the unaudited pro forma condensed combined financial data is subject to adjustment and may vary significantly from the actual purchase price allocation that will be recorded upon completion of the Merger.

Accounting for the Merger

The acquisition of Bremer will be accounted for using the acquisition method of accounting. The total purchase price will be allocated to the tangible and intangible assets and liabilities acquired based on their respective fair values. The allocation of the purchase price reflected in the following unaudited pro forma condensed combined financial data is preliminary and is subject to adjustment upon receipt of, among other things, appraisals of some of the assets and liabilities of Bremer. Upon completion of the Merger, a final determination of the fair values of Bremer assets acquired and liabilities assumed will be performed. Any changes in the fair values of the net assets or total purchase price as compared with the information shown in the unaudited pro forma condensed combined financial data may change the amount of the total purchase consideration allocated to goodwill, deferred taxes, and other assets and liabilities, and may impact the combined company’s statement of income.

Forward Sale Agreement

In connection with the forward sale agreement, the forward purchaser or its affiliate is expected to borrow from third parties an aggregate of      shares of our common stock. Such borrowed shares of our common stock will be delivered by the forward seller for sale to the underwriters in this offering. In the event that (i) the forward purchaser (or its affiliate) is unable through commercially reasonable efforts to borrow and deliver for sale to the underwriters on the anticipated closing date the number of shares of our common stock to be sold to the underwriters or (ii) in the forward purchaser’s commercially reasonable judgment either it is impracticable to do so or the forward purchaser (or its affiliate) would incur a stock loan rate greater than a specified rate to borrow and deliver for sale to the underwriters on the anticipated closing date such number of shares of our common stock, or if certain other conditions to the forward seller’s obligations have not been satisfied, then we will issue and sell directly to the underwriters a number of shares of our common stock equal to the number of shares of our common stock that the forward purchaser or its affiliate does not borrow and deliver. Under such circumstances, the number of shares of our common stock underlying the forward sale agreement will be decreased by the number of shares of our common stock that we issue and sell to the underwriters. For purposes of this section “Unaudited Pro Forma Condensed Combined Financial Data,” we have assumed a total offering size of $400.0 million in the offering contemplated by the Preliminary Prospectus Supplement.

We will not initially receive any proceeds from the sale of the shares of our common stock sold by the forward seller to the underwriter. We expect to physically settle the forward sale agreement at the assumed offering size of $400.0 million (by the delivery of shares of our common stock) and receive proceeds from the sale of those shares of our common stock upon one or more forward settlement dates within approximately 12 months from the date hereof. We may also elect cash settlement or net share settlement for all or a portion of our obligations under the forward sale agreement. If we elect to cash settle or net share settle the forward sale agreement, then we may not receive any proceeds from the issuance of shares of our common stock in respect of the forward sale agreement, and we will instead receive or pay cash (in the case of cash settlement) or receive or deliver shares of our common stock (in the case of net share settlement).

Basis of Pro Forma Presentation

The historical financial data of Old National and Bremer has been adjusted to give pro forma effect to the transaction accounting required for the Merger and the forward sale agreement. The adjustments in the unaudited pro forma condensed combined financial data have been identified and presented to provide relevant information necessary to evaluate the financial overview of the combined company upon closing of the Merger and full physical settlement of the forward sale agreement at the assumed offering size of $400.0 million.

The unaudited pro forma condensed combined financial data is not necessarily indicative of what the combined company’s balance sheet or statement of income would have been had the Merger been completed and the forward sale agreement been fully physically settled at the assumed offering size of $400.0 million as of the dates indicated, nor do they purport to project the future financial position or operating results of the combined company. The unaudited pro forma condensed combined financial data is presented for illustrative purposes only and does not reflect the costs of any integration activities or cost savings or synergies that may be achieved because of the Merger. Bremer and Old National have not had any historical material relationship before the Merger. Accordingly, no pro forma adjustments were required to eliminate activities among the companies.

PRO FORMA CONDENSED COMBINED BALANCE SHEET

	September 30, 2024
			Transaction Accounting Adjustments
(dollars in thousands)	Historical ONB	Historical Bremer	Fair Value	Other	Reference	Pro Forma Combined
Assets
Cash and due from banks	$498,120	$301,387	$(315,000)	$247,000	A, B, C	$731,507
Money market and other interest-earning investments	693,450	—	—	—		693,450
Investment securities	10,869,749	3,611,145	(384,000)	—	D	14,096,894
Loans held for sale	62,376	11,375	—	—		73,751
Loans	36,400,643	11,524,549	(665,000)	—	E	47,260,192
Allowance for credit losses	(380,840)	(105,797)	(4,203)	(80,000)	F, G	(570,840)
Net loans	36,019,803	11,418,752	(669,203)	(80,000)		46,689,352
Premises and equipment, net	599,528	151,345	—	—		750,873
Goodwill	2,176,999	112,686	280,733	—	H	2,570,418
Other intangible assets	128,085	648	498,868	—	I	627,601
Company-owned life insurance	863,723	177,935	—	—		1,041,658
Accrued interest receivable and other assets	1,690,460	423,606	263,000	21,250	J, K	2,398,316
Total assets	$53,602,293	$16,208,879	$(325,602)	$188,250		$69,673,820
Liabilities and shareholders’ equity
Noninterest-bearing demand deposits	$9,429,285	$3,756,503	$—	$—		$13,185,788
Interest-bearing deposits	31,416,461	9,472,453	—	—		40,888,914
Borrowings	5,449,096	1,161,759	18,000	—	L	6,628,855
Accrued expenses and other liabilities	940,153	302,253	122,000	5,000	M, N	1,369,406
Total liabilities	47,234,995	14,692,968	140,000	5,000		62,072,963
Preferred stock	230,500	—	—	—		230,500
Common stock	318,955	123,892	(73,710)	19,111	O, B	388,248
Capital surplus	4,560,576	—	1,000,127	380,889	O, B	5,941,592
Retained earnings	1,861,023	1,574,294	(1,574,294)	(216,750)	O, P	1,644,273
Accumulated other comprehensive income (loss), net of tax	(603,756)	(182,275)	182,275	—	O	(603,756)
Total shareholders’ equity	6,367,298	1,515,911	(465,602)	183,250		7,600,857
Total liabilities and shareholders’ equity	$53,602,293	$16,208,879	$(325,602)	$188,250		$69,673,820

See accompanying notes to pro forma condensed combined financial statements.

PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

	For the Nine Months Ended September 30, 2024
			Transaction Accounting Adjustments
(dollars and shares in thousands, except per share data)	Historical ONB	Historical Bremer	Fair Value	Other	Reference	Pro Forma Combined
Interest income
Loans, including fees	$1,633,459	$491,790	$106,875	$—	Q	$2,232,124
Investment securities	273,118	76,804	57,600	—	R	407,522
Other	32,992	12,148	—	—		45,140
Total interest income	1,939,569	580,742	164,475	—		2,684,786
Interest expense
Deposits	630,972	215,258	—	—		846,230
Borrowings	171,994	55,569	(5,400)	—	S	222,163
Total interest expense	802,966	270,827	(5,400)	—		1,068,393
Net interest income	1,136,603	309,915	169,875	—		1,616,393
Provision for credit losses	83,602	16,682	—	—		100,284
Net interest income after provision for credit losses	1,053,001	293,233	169,875	—		1,516,109
Wealth and investment services fees	86,779	28,040	—	—		114,819
Service charges on deposit accounts	57,598	13,733	—	—		71,331
Debit card and ATM fees	32,409	9,267	—	—		41,676
Mortgage banking revenue	19,211	7,361	—	—		26,572
Other income	62,934	39,679	—	—		102,613
Total noninterest income	258,931	98,080	—	—		357,011
Salaries and employee benefits	456,490	161,408	—	—		617,898
Occupancy	80,696	13,864	—	—		94,560
Equipment	27,263	19,666	—	—		46,929
Technology	67,368	15,276	—	—		82,644
Professional fees	24,236	20,226	—	—		44,462
Amortization of intangibles	20,291	87	60,886	—	T	81,264
Other expense	141,255	51,049	—	—		192,304
Total noninterest expense	817,599	281,576	60,886	—		1,160,061
Income before income taxes	494,333	109,737	108,989	—		713,059
Income tax expense	109,018	18,605	27,247	—	U	154,870
Net income	385,315	91,132	81,742	—		558,189
Preferred dividends	(12,101)	—	—	—		(12,101)
Net income applicable to common shareholders	$373,214	$91,132	$81,742	$—		$546,088
Net income per common share
Basic	$1.21	$7.59				$1.45
Diluted	$1.21	$7.59				$1.45
Average common shares outstanding
Basic	307,426	12,000	38,182	19,111	V, B	376,719
Diluted	308,605	12,000	38,182	19,111	V, B	377,898

See accompanying notes to pro forma condensed combined financial statements.

PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

	For the Year Ended December 31, 2023
			Transaction Accounting Adjustments
(dollars and shares in thousands, except per share data)	Historical ONB	Historical Bremer	Fair Value	Other	Reference	Pro Forma Combined
Interest income
Loans, including fees	$1,860,077	$589,495	$166,250	$—	Q	$2,615,822
Investment securities	307,061	97,591	76,800	—	R	481,452
Other	39,683	23,279	—	—		62,962
Total interest income	2,206,821	710,365	243,050	—		3,160,236
Interest expense
Deposits	484,360	191,529	—	—		675,889
Borrowings	219,308	80,455	(7,200)	—	S	292,563
Total interest expense	703,668	271,984	(7,200)	—		968,452
Net interest income	1,503,153	438,381	250,250	—		2,191,784
Provision for credit losses	58,887	19,187	—	85,000	G, N	163,074
Net interest income after provision for credit losses	1,444,266	419,194	250,250	(85,000)		2,028,710
Wealth and investment services fees	107,784	37,106	—	—		144,890
Service charges on deposit accounts	71,945	18,290	—	—		90,235
Debit card and ATM fees	42,153	9,925	—	—		52,078
Mortgage banking revenue	16,319	10,486	—	—		26,805
Other income	95,141	31,888	—	—		127,029
Total noninterest income	333,342	107,695	—	—		441,037
Salaries and employee benefits	546,364	207,595	—	—		753,959
Occupancy	106,676	20,794	—	—		127,470
Equipment	32,163	23,172	—	—		55,335
Technology	80,343	17,531	—	—		97,874
Professional fees	27,335	26,647	—	—		53,982
Amortization of intangibles	24,155	153	90,124	—	T	114,432
Merger-related costs	—	—	—	194,000	C	194,000
Other expense	209,270	74,581	—	—		283,851
Total noninterest expense	1,026,306	370,473	90,124	194,000		1,680,903
Income before income taxes	751,302	156,416	160,126	(279,000)		788,844
Income tax expense	169,310	32,408	40,031	(69,750)	U	171,999
Net income	581,992	124,008	120,095	(209,250)		616,845
Preferred dividends	(16,135)	—	—	—		(16,135)
Net income applicable to common shareholders	$565,857	$124,008	$120,095	$(209,250)		$600,710
Net income per common share
Basic	$1.95	$10.33				$1.67
Diluted	$1.94	$10.33				$1.66
Average common shares outstanding
Basic	290,748	12,000	38,182	19,111	V, B	360,041
Diluted	291,855	12,000	38,182	19,111	V, B	361,148

See accompanying notes to pro forma condensed combined financial statements.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

Note 1 — Basis of Presentation

The pro forma condensed combined financial information and explanatory notes have been prepared to illustrate the effects of the merger under the acquisition method of accounting with Old National as the acquirer. The pro forma condensed combined financial information is presented for illustrative purposes only and does not necessarily indicate the financial condition or results of operations of the combined company had the companies been combined at the beginning of each period presented, nor does it necessarily indicate the results of operations in future periods or the future financial position of the combined company. Under the acquisition method of accounting, the assets and liabilities of Bremer, as of the effective date of the Merger, will be recorded by Old National at their respective fair values and the excess of the Merger Consideration over the fair value of Bremer’s net assets will be allocated to goodwill.

In connection with the Merger, which is currently expected to be completed in the second quarter of 2025 subject to the satisfaction of customary closing conditions, each share of Bremer common stock, issued and outstanding immediately prior to the effective time, other than shares of restricted Bremer common stock and certain shares held by Old National or Bremer, will be converted into the right to receive 4.182 shares of our common stock and cash in lieu of fractional shares and $26.22 in cash, valuing the transaction at approximately $1.4 billion based on the closing share price of our common stock of $20.93 as of November 20, 2024.

The pro forma allocation of the purchase price reflected in the pro forma condensed combined financial information is subject to adjustment and may vary from the actual purchase price allocation that will be recorded at the time of the Merger. Adjustments may include, but not be limited to, changes in (i) Bremer’s balance sheet through the effective time; (ii) the aggregate value of Merger Consideration paid if the price of shares of our common stock varies from the assumed $20.93 per share; (iii) total merger- related expenses if consummation and/or implementation costs vary from currently estimated amounts; and (iv) the underlying values of assets and liabilities if market and credit conditions differ from current assumptions.

Note 2 — Preliminary Purchase Price Allocation

The following table summarizes the determination of the purchase price consideration with a sensitivity analysis assuming a 10% increase and 10% decrease in the price per share of our common stock from the November 20, 2024 baseline with its impact on the preliminary goodwill.

	November 20,
(dollars in thousands, except per share data)	2024	10% Increase	10% Decrease
Common shares of Bremer	12,000,000	12,000,000	12,000,000
Exchange ratio	4.182	4.182	4.182
Old National shares issued	50,182,000	50,182,000	50,182,000
Price per share of our common stock	$20.93	$23.02	$18.84
Preliminary fair value of consideration for common stock	$1,050,309	$1,155,340	$945,278
Cash consideration paid	315,000	315,000	315,000
Total pro forma purchase price consideration	$1,365,309	$1,470,340	$1,260,278
Preliminary goodwill	$393,419	$498,450	$288,388

The following table sets forth a preliminary allocation of the estimated total purchase price to the fair value of Bremer’s assets and liabilities as of Bremer’s unaudited consolidated balance sheet as of September 30, 2024, with the excess recorded as goodwill (in thousands).

Assets
Cash and due from banks(1)	$(13,613)
Money market and other interest-earning investments	—
Investment securities	3,227,145
Loans held for sale	11,375
Loans, net of allowance for credit losses	10,749,549
Premises and equipment	151,345
Other intangible assets	499,516
Company-owned life insurance	177,935
Accrued interest receivable and other assets	686,606
Total assets acquired	$15,489,858
Liabilities and shareholders’ equity
Noninterest-bearing demand deposits	$3,756,503
Interest-bearing deposits	9,472,453
Total borrowings	1,179,759
Other liabilities	424,253
Total liabilities	14,832,968
Net assets acquired	656,890
Preliminary goodwill	$393,419

(1)	Reflects the impact of the $315.0 million cash portion of consideration paid in accordance with the Merger Agreement.

Note 3 — Pro Forma Adjustments

A)	Represents the cash portion of the consideration paid in accordance with the merger agreement.

B)	Represents the receipt of $400.0 million from the forward purchaser and the issuance of 19,111,323 shares, in accordance with the terms of the forward sale agreement and assuming such shares are issued at the forward sale price of $20.93 per share and that the forward sale agreement has been fully physically settled.

C)	Represents pre-tax nonrecurring merger-related costs of $194.0 million (net of tax $153.0 million) expected to be incurred as a result of the Merger.

D)	Adjustments to reflect preliminary estimate of Bremer’s securities portfolio fair value based on estimates of expected cash flows and current interest rates.

E)	Adjustments to loans based on preliminary valuation include the following (i) adjustments for credit deterioration in the acquired loan portfolio, (ii) an interest rate mark based on current market interest rates and spreads, and (iii) a gross up of PCD loans, each as reflected in the following table:

Adjustments to loans
To record fair value related to the interest rate component of the loan portfolio	$(585,000)
To record fair value related to the credit component of the loan portfolio	(190,000)
To record the purchased credit deteriorated loan CECL gross-up	110,000
Total adjustment to loans	$(665,000)

F)	Adjustments to allowance for credit losses consist of (i) an adjustment to reverse Bremer’s existing allowance for credit losses, (ii) the credit mark on purchased credit deteriorated loans, and (iii) an additional allowance for non-PCD loans under CECL which will be recognized through the income statement of the combined company following the closing of the Merger, each as reflected in the following table:

Adjustments to allowance for credit losses on loans
To eliminate Bremer’s allowance for credit losses at closing	$105,797
Increase in the allowance for credit losses for gross-up for estimate of lifetime credit losses for purchased credit deteriorated (“PCD”) loans	(110,000)
Total fair value adjustments to allowance for credit losses	(4,203)
Provision for estimated lifetime credit losses for non-PCD loans	(80,000)
Total transaction accounting adjustments to allowance for credit losses	$(84,203)

G)	Provision for estimated lifetime credit losses for non-PCD loans of $80,000 to be recorded immediately following consummation of the Merger.

H)	Adjustments to eliminate Bremer’s historical goodwill of $112,686 and to record estimated goodwill associated with the Merger of $393,419.

I)	Adjustments to eliminate Bremer’s historical intangible assets of $648 and to record estimated core deposit and customer relationship intangibles associated with the Merger of $499,516.

J)	Adjustments to deferred tax assets to reflect the effects of acquisition accounting adjustments. An estimated blended federal and state statutory tax rate of 25% was used.

K)	Adjustments to deferred tax assets to record the income tax effect of the $80,000 provision for credit losses for non-PCD loans and $5,000 provision for credit losses on unfunded loan commitments. An estimated blended federal and state statutory tax rate of 25% was used.

L)	Adjustments to reflect preliminary estimate of fair value of Bremer’s FHLB advances, subordinated debt and junior subordinated debentures based on current market rates and spreads for similar instruments.

M)	Adjustments to deferred tax liabilities of $125,000 to reflect the effects of acquisition accounting adjustments and to eliminate Bremer’s existing allowance for credit losses on unfunded commitments of $3,000. An estimated blended federal and state statutory tax rate of 25% was used.

N)	Provision for estimated lifetime credit losses for non-PCD unfunded loan commitments of $5,000 to be recorded immediately following consummation of the Merger.

O)	Adjustments to eliminate Bremer’s historical common equity and to record the issuance of Old National common shares to holders of Bremer common shares. As of November 20, 2024, these shares are valued at approximately $1,050,309 with estimated values of $50,182 to common stock and $1,000,127 to capital surplus.

P)	Adjustments to retained earnings to reflect the after-tax effect of the provision for credit losses for non- PCD loans and unfunded commitments of $63,750 and nonrecurring merger-related costs expected to be incurred as a result of the Merger of $153,000.

Q)	Net adjustments to interest income to record estimated accretion of discounts on loans associated with the Merger. The discount is expected to be accreted over seven years using the sum-of-years digits method.

R)	Net adjustments to interest income to record estimated accretion of discounts on investment securities associated with the Merger. The discount is expected to be accreted over five years using the straight- line method.

S)	Adjustments to interest expense to record amortization of net premiums on acquired borrowings associated with the Merger. The premium is expected to be amortized over two and a half years using the straight-line method.

T)	Net adjustments to intangible amortization expense to eliminate Bremer’s historical intangible amortization expense and to record estimated amortization associated with the Merger. The discounts on the core deposit intangible and the customer relationship intangible are expected to be amortized over ten and thirteen years, respectively, using the sum-of-years digits method.

U)	Adjustment to income tax expense as a result of the transaction accounting adjustments. An estimated blended federal and state statutory tax rate of 25% was used.

V)	Adjustments to weighted-average common shares outstanding to eliminate weighted-average shares of Bremer common stock outstanding and to record Old National shares outstanding using the exchange ratio of 4.182 per the merger agreement.